DLA Piper LLP (US)
2000 University Avenue
East Palo Alto, California 94303-2214
www.dlapiper.com

Edward H. Batts
edward.batts@dlapiper.com
T	650.833.2073
F	650.687.1106

November 17, 2010

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington D.C. 20549-3561

Attn:  Barbara C. Jacobs

Assistant Director

Re:                             Velti plc
Amendment No. 5 to Registration Statement on Form F-1
Filed on November 17, 2010
File No. 333-166793

Dear Ms. Jacobs:

This letter is submitted on behalf of Velti plc (the “Company”) with respect to the Company’s Amendment No. 5 to Registration Statement on Form F-1 (filed November 17, 2010, Registration No. 333-166793) (the “Registration Statement”).  We are filing Amendment No. 5 to the Registration Statement (“Amendment No. 5”) via EDGAR.  The Company notes that it previously filed, on November 9, 2010, Amendment No. 4 to the Registration Statement (“Amendment No. 4”), in response to the comments that you provided on behalf of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”), as set forth in your letter to Ms. Sally Rau dated November 3, 2010.  Amendment No. 5 incorporates those changes to the Registration Statement previously made in Amendment No. 4 in response to the Staff’s comments.  In addition, Amendment No. 5 incorporates changes to the Registration Statement to update the Company’s financial results to include results for the nine months ended September 30, 2010 in place of the results previously filed for the six months ended June 30, 2010.  However, the Company has not repeated in this letter the responses to the comments previously provided in its response letter filed with Amendment No. 4.

* * * * *

We and the Company very much appreciate the Staff’s attention to the review of the Registration Statement.  Please do not hesitate to contact the undersigned at (650) 833-2073 if you have any questions regarding Amendment No. 5.

Sincerely,

DLA Piper LLP (US)

/s/ Edward H. Batts

Edward H. Batts
Partner

cc:	Sally J. Rau ( Velti plc)
Wilson W. Cheung (Velti plc)